425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER,

HONG KONG, LONDON, LOS ANGELES,

NEW YORK, NORTHERN VIRGINIA,

PALO ALTO, SACRAMENTO, SAN DIEGO,

SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

March 2, 2017		Writer’s Direct Contact +1 (415) 268.6617 BParris@mofo.com

VIA EDGAR AND OVERNIGHT DELIVERY

Era Anagnosti

Legal Branch Chief

Office of Financial Services I

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Elevate Credit, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed January 30, 2017
File No. 333-207888

Dear Ms. Anagnosti:

On behalf of our client, Elevate Credit, Inc. (“Elevate” or the “Company”), as discussed with the accounting Staff of the Division of Corporation Finance (the “Staff”), this letter responds to Comment 6 of your letter, dated February 23, 2017 (the “Comment Letter”), regarding the above-referenced Amendment No. 4 to Registration Statement on Form S-1 (the “Amended Registration Statement”), filed on January 30, 2017. As agreed with the Staff, the Company will respond to the balance of the Comment Letter following resolution of Comment 6.

Interim Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 10 – Income Taxes, page F-70

6.

We note your disclosure on page F-71 that as of September 30, 2016 and December 31, 2015, the Company did not establish a valuation allowance for the US deferred tax asset (DTA) based on management’s expectation of generating sufficient taxable income in a look forward period over the next three to five years. Given your statement that a significant negative factor includes cumulative losses and a lack of taxable income since the spin-off date through September 30, 2016, please tell us

Era Anagnosti

March 2, 2017

Page Two

how you continue to conclude that no valuation allowance for your US deferred tax asset of $22.7 million as of September 30, 2016 and December 31, 2016 is necessary by addressing the following:

•	We note your disclosure that significant positive factors considered include an improving earnings trend. Please provide us with the details surrounding improved earnings trends as we note that you have recorded net losses of $54.6 million, $19.9 million, and $17.9 million for the fiscal years ended December 31, 2014, December 31, 2015, and the nine-months ended September 30, 2016, respectively.

•	You also disclose that you expect to begin utilizing your net operating loss (NOL) beginning with the filing of your 2016 tax return. Please explain how you expect to have taxable earnings on which to utilize NOLs against for the fiscal year ended December 31, 2016 based upon net losses recorded for the nine-months ended September 30, 2016.

•	You state that management’s success in developing accurate forecasts and a track record of launching new and successful products, which have generated significant taxable income, is another source of positive evidence. Please explain in further detail what forecast(s) you relied upon in addition to what new products have been launched subsequent to spin-off that support your conclusion not to record a valuation allowance on your DTA as of September 30, 2016 or December 30, 2015.

•	As noted above, you state that a significant negative factor includes cumulative losses and a lack of taxable income since the spin-off date through September 30, 2016. We also note current and prior disclosure that you expect to generate sufficient taxable income over the next three to five years. Please provide us with a detailed analysis comparing actual income to forecasted taxable income for fiscal years ended December 31, 2014, December 31, 2015, and nine-months ended September 30, 2016 and explain the reason(s) for any significant differences. (AP – Please see my points above)

•	Please provide us with your forecast for the next three to five years that will result in your realization of your DTA and include the following:

o	Identification of the most significant inputs and assumptions,

o	Provide qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your forecast, and

o	Provide specific evidence which supports the inputs and assumptions.

Era Anagnosti

March 2, 2017

Page Three

ASC 740-10-30-23 states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. Please provide us with a detailed response and include any additional information necessary for a complete understanding of the basis for your conclusion.

Please refer to the Company’s response that has been supplementally provided to the Staff on a confidential basis.

If you have any questions, please do not hesitate to call Brandon C. Parris at (415) 268-6617.

Very truly yours,

/s/ Brandon C. Parris

Brandon C. Parris

cc:	Ken Rees, Elevate Credit, Inc.

Chris Lutes, Elevate Credit, Inc.

Sarah Fagin Cutrona, Esq., Elevate Credit, Inc.

Kate Donovan, Securities and Exchange Commission

Bill Schroeder, Securities and Exchange Commission

John Spitz, Securities and Exchange Commission

Andrew D. Thorpe, Esq., Orrick, Herrington & Sutcliffe LLP